Exhibit 99.1

Costamare Inc. Announces Public Offering of Series B Preferred Stock

ATHENS, GREECE – July 29, 2013 – Costamare Inc. (the “Company”) (NYSE: CMRE) announced today that it plans to offer its Series B Cumulative Redeemable Perpetual Preferred Stock, par value $0.0001 per share, liquidation preference $25.00 per share (the “Series B Preferred Stock”) to the public. In connection with the offering, the Company intends to grant the underwriters a 30-day option to purchase additional shares of the Series B Preferred Stock. Following the offering, the Company intends to file an application to list the Series B Preferred Stock on the New York Stock Exchange.

The Company plans to use the net proceeds of the offering for general corporate purposes, including making vessel acquisitions or investments.

Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC are acting as joint book-running managers of the offering, which will be made under an effective shelf registration statement.

The offering is being made only by means of a prospectus supplement and accompanying base prospectus. When available, the prospectus supplement and accompanying base prospectus relating to the offering may be obtained from Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attn: Prospectus Department, email: prospectus@morganstanley.com, Merrill Lynch, Pierce, Fenner & Smith Incorporated, 222 Broadway, New York, NY 10038, Attn: Prospectus Department, email: dg.prospectus_requests@baml.com or Credit Suisse Securities (USA) LLC, One Madison Avenue, New York, NY 10010, Attn: Prospectus Department, telephone: 1-800-221-1037.

This release does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 38 years of history in the international shipping industry and at July 24, 2013 operated a fleet of 59 containerships, with a total capacity of approximately 336,400 TEU, including six newbuild containerships on order and three vessels acquired pursuant to the Framework Agreement with York Capital

Management. In addition, jointly-owned entities under the Framework Agreement have recently contracted for two additional newbuilds. The Company’s common stock trades on the New York Stock Exchange under the symbol “CMRE”.

Forward-Looking Statements

This press release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Contacts:

Company:
Gregory G. Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development
Costamare Inc., Athens, Greece
Tel: (+30) 210-949-0000
Email: ir@costamare.com

Investor Relations:
Gus Okwu
Allison & Partners, New York

Telephone: (+1) 646-428-0638

Email: costamare@allisonpr.com